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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 56)

                              COLUMBIA ENERGY GROUP
                            (NAME OF SUBJECT COMPANY)


                              COLUMBIA ENERGY GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    197648108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL W. O'DONNELL
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                             HERNDON, VIRGINIA 20171
                                 (703) 561-6000
           (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000





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         This    Amendment    No.    56    amends    and     supplements     the
Solicitation/Recommendation   Statement   on  Schedule   14D-9  filed  with  the
Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999, July 12, 1999, July 15, 1999, July 16, 1999, July
20, 1999, July 22, 1999, July 30, 1999,  August 3, 1999,  August 4, 1999, August
5, 1999,  August 6, 1999,  August 9, 1999,  August 11,  1999,  August 12,  1999,
August 13, 1999,  August 16, 1999,  August 17, 1999, August 19, 1999, August 31,
1999, September 2, 1999, September 3, 1999, September 7, 1999, September 9, 1999, September 10, 1999, September 13, 1999, September 14, 1999, September 15, 1999, September 16, 1999, September 17, 1999, September 20, 1999, September 21, 1999, September 22, 1999, September 23, 1999, September 24, 1999, September 27, 1999, September 28, 1999, September 29, 1999, September 30, 1999, October 1, 1999, October 4, 1999, October 5, 1999, October 6, 1999, October 7, 1999,
October 12, 1999, October 13, 1999, October 14, 1999, October 18, 1999, October 25, 1999, October 26, 1999, October 10, 1999, November 12, 1999, November 19,
1999 and December 10, 1999 (as so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash through its wholly-owned subsidiary, CEG Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.01 per share, of the Company (the "Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         Item 7(a-b) is hereby supplemented and amended by adding the following:

         The Company has received preliminary indications of interest from numerous third parties in connection with the Company's previously announced process for evaluating strategic alternatives (the "Process"). As a result, the Company is inviting into a second round of the Process the parties that provided preliminary indications of interest reflecting a value higher than the Revised Offer, as reaffirmed by NiSource on December 17, 1999. In addition, the Company is inviting NiSource into the second round of the Process. The Company intends to continue to proceed expeditiously. There can be no assurance, however, that the Process will result in any transaction being recommended to the Board or that any transaction which may be recommended will be authorized or consummated.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            COLUMBIA ENERGY GROUP


                                            By:/s/ Michael W. O'Donnell
                                               -----------------------------
                                            Name: Michael W. O'Donnell
                                            Title: Senior Vice President and
                                                   Chief Financial Officer


Dated:  December 21, 1999